EXHIBIT 99.1

February 19, 2013

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange The Israeli Securities Authority

Withdrawal of class action against Pelephone

Supplementary report to report filed on August 7, 2012.

Primary details added/completed:

Further to the Company's immediate report as specified above, a supplementary report is hereby provided that on February 18, 2013, the Company received a notice from its subsidiary, Pelephone Communications Ltd. ("Pelephone") regarding a decision by the District Court (Central District) to approval the withdrawal of a claim for approximately NIS 160 million together with a motion to certify the claim as a class action, which were filed against Pelephone in August 2012, on grounds that Pelephone was charging a monthly fee for payments made via standing orders, presumably in contravention of its license and the law. This is in light of the fact that another class action is pending against Pelephone in the same matter.

As noted in the original report, another class action is pending against Pelephone, and one of the causes of action of such claim is similar to the cause of action alleged in the claim described above (for details regarding the claim filed in July 2008, see Section 3.21.1(d) of the chapter containing a description of the Company's business affairs in the Company's 2011 financial statements).

 The above information constitutes a translation of the Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.